UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of June 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Item 1:	Form 6-K dated June 20, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: June 20, 2017

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Submission of Draft Scheme of Arrangement between the Company and TML Drivelines Limited under SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

June 20, 2017, Mumbai: Further to our communication dated March 30, 2017 and in accordance with Regulation 37 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and SEBI Circular CFD/DIL3/CIR/2017/21 dated March 10, 2017, reproduced below is the draft Scheme of Arrangement between the Company and TML Drivelines Limited, wholly owned subsidiary of the Company, the contents of which are self-explanatory.

We request you to take the same on record.

SCHEME OF MERGER AND

ARRANGEMENT

AMONGST

TML Drivelines Limited	…	Transferor Company

AND

Tata Motors Limited	…	Transferee Company

AND

their respective shareholders

UNDER SECTION 230 TO 232 OF COMPANIES ACT, 2013 AND OTHER APPLICABLE PROVISIONS OF THE COMPANIES ACT, 2013

1.	Preamble

A.	TML Drivelines Limited (formerly known as H.V. Axles Limited and also successor to H.V. Transmission Limited) is a public limited company incorporated under the Act (as defined hereinafter), having its registered office at Nanavati Mahalaya, 18, Homi Mody Street, Hutatma Chowk, Mumbai – 400 001 (the “Transferor Company”). The Transferor Company is primarily engaged in the business of manufacturing Axles and parts thereof, Gearboxes and parts thereof and Crankshaft & Forgings for commercial vehicles.

B.	Tata Motors Limited is a public limited company originally incorporated under the Companies Act, 1913 and continuing its existence under the Act, having its registered office at Bombay House, 24, Homi Mody Street, Mumbai 400 001(the “Transferee Company”). The Transferee Company is primarily engaged in the business of manufacturing of automobiles which covers wide range of cars, sports vehicles, buses, trucks and defence vehicles. The equity shares of the Transferee Company are listed on the BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”) and New York Stock Exchange (“NYSE”). The senior unsecured notes issued by the Transferee Company are listed on the Singapore Stock Exchange and the debentures issued by the Transferee Company are listed on the BSE and NSE under the debt market segment.

C.	The Transferor Company is a wholly owned subsidiary of the Transferee Company.

D.	The Scheme shall enable the Transferee Company to reap several benefits including:

(i)	synergy of operations for achieving organization effectiveness;

(ii)	optimisation of resources;

(iii)	reduction of statutory and legal compliance requirements;

(iv)	overall cost management;

(v)	greater integration and financial strength;

(vi)	greater level of synergy in the Goods and Service Tax (GST) regime;

(vii)	greater flexibility in respect of supply chain and backend operation;

(viii)	streamlining the group structure and rationalization;

(ix)	developing stronger base for future growth.

E.	Accordingly, it is proposed that the Transferor Company be merged with the Transferee Company, followed by the dissolution without winding up of the Transferor Company and the consequent cancellation of equity shares held by the Transferee Company in the Transferor Company, pursuant to Sections 230 to 232 of the Companies Act, 2013 and other relevant provisions of the Act, in the manner provided for in the Scheme.

F.	Since the Transferor Company is a wholly owned subsidiary of the Transferee Company, upon this Scheme becoming effective, the shares held by the Transferee Company (directly and/or through its nominees), in the Transferor Company will stand cancelled and no consideration whatsoever shall pass from the Transferee Company.

G.	The merger of the Transferor Company with the Transferee Company pursuant to this Scheme shall take place with effect from the Appointed Date (as defined hereinafter).

H.	The merger of the Transferor Company with the Transferee Company in accordance with this Scheme will be in compliance with the provisions of Section 2(1B) of the Income Tax Act, 1961, such that:

a.	all the properties of the Transferor Company, immediately before the merger, shall become the property of the Transferee Company, by virtue of the merger; and

b.	all the liabilities of the Transferor Company, immediately before the merger, shall become the liabilities of the Transferee Company, by virtue of the merger.

I.	This Scheme has been drawn up to comply with the conditions relating to merger as included in the definition of “amalgamation” as specified under Section 2(1B) of the Income Tax Act, 1961. If any term or provision of the Scheme is found or interpreted to be inconsistent with the said provisions, including resulting from an amendment of law or for any other reason whatsoever, the Scheme may be modified in the manner provided in this Scheme to the extent determined necessary to comply with Section 2(1B) of the Income Tax Act, 1961. Such modification will however not affect other parts of the Scheme.

J.	This Scheme is divided into the following parts:

(i)	Part I, which deals with the definitions and share capital of the Transferor Company and the Transferee Company;

(ii)	Part II, which deals with the merger of the Transferor Company with the Transferee Company; and

(iii)	Part III, which deals with the dissolution without winding up of the Transferor Company, accounting treatment and general terms and conditions applicable to this Scheme.

PART I

2.	Definitions and Interpretation

2.1	In the Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meanings:

2.1.1	“Act” means the Companies Act, 2013 (to the extent of the sections thereof that have been brought into force) and shall include any statutory modification, re-enactment or amendments thereto from time to time;

2.1.2	“Appointed Date” means April 1, 2017 or such other date as may be determined by the Boards of Directors of the Transferor Company and the Transferee Company and as approved by the Tribunal;

2.1.3	“Board of Directors” or “Board” in relation to each of the Transferor Company and the Transferee Company, as the case may be, means the Board of Directors of such company, and shall include a committee duly constituted and authorised for the purposes of matters pertaining to the merger, the Scheme and/or any other matter relating thereto;

2.1.4	“Effective Date” means the date on which the certified or authenticated copies of the order(s) sanctioning the Scheme, passed by the Tribunal is filed with the Registrar of Companies. Any references in this Scheme to the “date of coming into effect of this Scheme” or “effectiveness of the Scheme” or “Scheme taking effect” shall mean the Effective Date;

2.1.5	“Employees” mean the employees, if any, of the Transferor Company, as on the Effective Date;

2.1.6	“Encumbrance” means any options, pledge, mortgage, lien, security, interest, claim, charge, pre emptive right, easement, limitation, attachment, restraint or any other encumbrance of any kind or nature whatsoever, and the term “Encumbered” shall be construed accordingly;

2.1.7	“Funds” shall have the meaning assigned to it in Clause 8(c) hereof;

2.1.8	“Governmental Authority” means any applicable central, state or local government, legislative body, regulatory or administrative authority, agency or commission including a stock exchange or any court, tribunal, board, bureau, instrumentality, judicial or arbitral body;

2.1.9	“Liabilities” shall have the meaning assigned to it in Clause 6(a) hereof;

2.1.10	“Registrar of Companies” means the Registrar of Companies, Mumbai;

2.1.11	“Scheme” means this scheme of merger and arrangement, as amended or modified in accordance with the provisions hereof;

2.1.12	“SEBI” means the Securities Exchange Board of India;

2.1.13	“SEBI Scheme Circulars” means CIR/CFD/CMD/16/2015 dated November 30, 2015 issued by SEBI or any other circulars issued by SEBI applicable to schemes of arrangement from time to time.

2.1.14	“Stock Exchanges” means the Bombay Stock Exchange, the National Stock Exchange and the New York Stock Exchange either collectively or individually, as the context may require;

2.1.15	“Transferee Company” means Tata Motors Limited;

2.1.16	“Transferor Company” means TML Drivelines Limited (formerly known as H.V. Axles Limited and also successor to H.V. Transmission Limited);

2.1.17	“Tribunal” or “NCLT” means Mumbai Bench of the National Company Law Tribunal constituted under section 408 of the Companies Act 2013; and

2.1.18	“Undertaking” shall mean the entire business and the whole of the undertakings of the Transferor Company as a going concern, all its assets, rights, licenses and powers, and all its debts, outstandings, liabilities, duties and obligations as on the Appointed Date including, but not in any way limited to, the following:

a.	All the assets and properties (whether movable or immovable, agricultural and non-agricultural land, tangible or intangible, real or personal, corporeal or incorporeal, present, future or contingent) of the Transferor Company, including, without being limited to, buildings and structures, offices, residential and other premises, capital work in progress, sundry debtors, furniture, fixtures, office equipment, appliances, vehicles, accessories, power lines, depots, deposits, all stocks, stocks of fuel, assets, investments of all kinds (including shares, scrips, stocks, bonds, debenture stocks, units or pass through certificates), cash balances or deposits with banks, loans, advances, contingent rights or benefits, book debts, receivables, actionable claims, earnest moneys, advances or deposits paid by the Transferor Company, financial assets, leases (including lease rights), hire purchase contracts and assets, lending contracts, rights and benefits under any agreement, benefit of any security arrangements or under any guarantees, reversions, powers, municipal permissions, tenancies in relation to the office and/or residential properties for the employees or other persons, guest houses, fixed and other assets, trade and service names and marks, patents, copyrights, and other intellectual property rights of any nature whatsoever, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of assets or properties or other interest held in trust, registrations, contracts, engagements, arrangements of all kind, privileges and all other rights including sales tax deferrals, title, interests, other benefits (including tax benefits), easements, privileges, liberties and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession and in the control of or vested in or granted in favour of or enjoyed by the Transferor Company or in connection with or relating to the Transferor Company and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Company, whether in India or abroad.

b.	All agreements, rights, contracts, entitlements, licenses, permits, permissions, incentives, approvals, registrations, tax deferrals and benefits, subsidies, concessions, grants, rights, claims, leases, tenancy rights, liberties, special status and other benefits or privileges and claims as to any patents, trademarks, designs, quota rights, engagements, arrangements, authorities, allotments, security arrangements (to the extent provided herein), benefits of any guarantees, reversions, powers and all other approvals of every kind, nature and description whatsoever relating to the Transferor Company’s business activities and operations.

c.	Entitlements, including tenancy rights, held by the Transferor Company or which may accrue or become due to it as on the Appointed Date or may become so due or entitled to thereafter.

d.	All intellectual property rights, designs developed, records, files, papers, computer programmes, manuals, data, catalogues, sales material, lists of customers and suppliers, other customer information and all other records and documents relating to the Transferor Company’s business activities and operations.

e.	Amounts claimed by the Transferor Company whether or not so recorded in the books of account of the Transferor Company from any Governmental Authority, under any law, act or rule in force, as refund of any tax, duty, cess or of any excess payment.

f.	Right to any claim, whether preferred or made by the Transferor Company or not, in respect of any refund of tax, duty, cess or other charge, including any erroneous or excess payment thereof made by the Transferor Company and any interest thereon, with regard to any law, act or rule or Scheme made by the Governmental Authority, and in respect of set-off, carry forward of un-absorbed losses, availability of Minimum Alternate Tax credit, deferred revenue expenditure, deduction, exemption, rebate, allowance, amortization benefit, etc. under the Income-tax Act, 1961, deferment of sales tax, any benefits under Package Scheme of Incentives under respective state laws as applicable, and the Cenvat / Modvat credit balances under the Central Excise Act, 1944, or any other or like benefits under the said acts or under and in accordance with any law or act or any law or act which may be enacted in future including but not limited to Goods and Service Tax.

g.	All debts (secured and unsecured), liabilities including contingent liabilities, duties, leases of the Transferor Company and all other obligations of whatsoever kind, nature and description whatsoever and howsoever arising, raised or incurred or utilised.

h.	All other obligations of whatsoever kind, including liabilities in respect of the employees of the Transferor Company with regard to the payment of gratuity, pension benefits and the provident fund or compensation, if any, in the event of voluntary retirement or retrenchment.

i.	All Employees of the Transferor Company.

2.2	References to Clauses, sub-Clauses and Recitals, unless otherwise provided, are to clauses, sub-clauses and recitals of and to this Scheme.

2.3	The headings herein shall not affect the construction of this Scheme.

2.4	Unless the context otherwise requires, reference to any law or to any provision thereof shall include references to any such law or to any provision thereof as it may, after the date hereof, from time to time, be amended, supplemented or re-enacted, or to any law or any provision which replaces it, and any reference to a statutory provision shall include any subordinate legislation made from time to time under that provision.

2.5	The singular shall include the plural and vice versa; and references to one gender include all genders.

2.6	Any phrase introduced by the terms “including”, “include”, “in particular” or any similar expression shall be construed as illustrative and shall not limit the sense of the words preceding those terms.

2.7	Reference to a person includes any individual, firm, body corporate (whether incorporated or not), Governmental Authority, or any joint arrangements, association, partnership, works council or employee representatives body (whether or not having separate legal personality).

3.	Operative date of the Scheme

The Scheme set out herein in its present form or with any modification(s) and amendments(s) made in accordance with the provisions hereof, approved or imposed or directed by the Tribunal, shall be effective from the Appointed Date but shall be made operative from the Effective Date.

4.	Share Capital

4.1	Transferor Company,

(i)	The share capital structure of the Transferor Company as on December 31, 2016, is as under:

Authorised Share Capital	₹ in crores
10,00,00,000 Equity Shares of ₹10 each	100

Total	100

Issued, Subscribed and Paid-up Share Capital	₹ in crores
7,70,00,000 Equity shares of ₹10 each	77

Total	77

(ii)	The Equity shares of the Transferor Company are not listed on any stock exchange.

(iii)	All Equity shares of the Transferor Company are held by the Transferee Company (directly and/or through its nominees).

(iv)	As on date of the Scheme being approved by the Board of Directors of the Transferor Company, there has been no change in the authorized, issued, subscribed and paid up share capital of the Transferor Company.

4.2	Transferee Company

(i)	The share capital structure of the Transferee Company as on December 31, 2016, is as under:

Authorised Share Capital	₹ in crores
350,00,00,000 Ordinary shares of ₹2 each	700
100,00,00,000 ‘A’ Ordinary shares of ₹2 each	200
30,00,00,000 Convertible Cumulative Preference shares of ₹100 each	3,000

Total	3,900

Issued Share Capital	₹ in crores
288,78,42,351 Ordinary shares of ₹2 each	577.57
50,87,36,805 ‘A’ Ordinary shares of ₹2 each	101.75

Total	679.32

Subscribed Capital	₹ in crores
2,887,348,428 Ordinary shares of ₹2 each	577.47
508,502,291 ‘A’ Ordinary shares of ₹2 each	101.70

Total	679.17

Paid-up Capital		₹ in crores
2,887,348,428 Ordinary Shares of ₹2 each		577.47
Less: Calls in arrears		—	*
i.	310 Ordinary Shares of ₹2 each (₹1 outstanding on each)
ii.	260 Ordinary Shares of ₹2 each (₹0.50 outstanding on each)	—	*
Add: Share Forfeiture
iii.	Paid up value of partly paid Ordinary Shares which had been forfeited in 1998-99 and 1999-2000 due to non-receipt of call monies	0.05
Ordinary Shares of ₹2 each		577.52
508,502,291 ‘A’ Ordinary Shares of ₹2 each		101.70

Grand Total		679.22

*	Less than ₹50,000/-

(ii)	As on date of the Scheme being approved by the Board of Directors of the Transferee Company, there has been no change in the authorized, issued, subscribed and paid up share capital of the Transferee Company.

PART II – MERGER OF THE TRANSFEROR COMPANY WITH THE TRANSFEREE COMPANY

Section 1 – Transfer

5.	Upon the coming into effect of the Scheme and with effect from the Appointed Date, the Undertaking of the Transferor Company shall, pursuant to the provisions of Sections 230 to 232 and other applicable provisions, if any, of the Act, be and stand transferred to and vested in and/ or be deemed to have been transferred to and vested in the Transferee Company, as a going concern in accordance with Section 2(1B) and other applicable provisions of the Income Tax Act,1961, without any further act, instrument, deed, matter or thing so as to become, as and from the Appointed Date, the undertaking of the Transferee Company, by virtue of and in the manner provided in this Scheme.

6.	Transfer of assets

(a)	Without prejudice to the generality of Clause 3 above, upon the coming into effect of the Scheme and with effect from the Appointed Date, all the estate, assets, properties (including investments in shares, securities, stocks, bonds), rights, claims, title, interest and authorities including accretions and appurtenances comprised in the Undertaking of whatsoever nature and where so ever situate, whether or not included in the books of the Transferor Company, and all assets and properties, which are acquired by the Transferor Company on or after the Appointed Date but prior to the Effective Date, shall, under the provisions of Sections 230 to 232 of the Act and all other applicable provisions of applicable law, if any, without any further act, deed or instrument, cost or charge and without any notice or other intimation to any third party for the transfer of the same, be and stand transferred to and vested in the Transferee Company and/ or be deemed to be transferred to and vested in the Transferee Company as a going concern so as to become, as and from the Appointed Date (or in case of any estate, assets, etc. acquired on a date after the Appointed Date, with effect from such date), the estate, assets, properties (including investments in shares, securities, stocks, bonds), rights, claims, title, interest and authorities of the Transferee Company, subject to the provisions of this Scheme in relation to Encumbrances in favour of banks and/or financial institutions.

(b)	Without prejudice to the provisions of sub-Clause (a) above, in respect of such of the assets and properties of the Transferor Company as are movable in nature (including shares, securities, stocks, bonds) or incorporeal property or are otherwise capable of transfer by delivery or possession, or by endorsement and/ or delivery, the same shall be so transferred by the Transferor Company upon the coming into effect of the Scheme, and shall, become the assets and property of the Transferee Company with effect from the Appointed Date pursuant to the provisions of Section 232 of the Act and all other applicable provisions of applicable law, if any, without requiring any deed or instrument of conveyance, cost or charge and without any notice or other intimation to any third party for transfer of the same, subject to the provisions of this Scheme in relation to Encumbrances in favour of banks and/or financial institutions.

(c)	In respect of such of the assets and properties belonging to the Transferor Company(other than those referred to in sub-Clause (b) above) including sundry debtors, receivables, bills, credits (including tax credits), loans and advances, if any, whether recoverable in cash or in kind or for value to be received, bank balances, earnest money and deposits with any Government, quasi government, local or other authority or body or with any company or other person, the same shall stand transferred to and vested in the Transferee Company and/ or deemed to have been transferred to and vested in the Transferee Company, without any further act, instrument or deed, cost or charge and without any notice or other intimation to any third party, upon the coming into effect of this Scheme and with effect from the Appointed Date pursuant to the provisions of Sections 230 to 232 of the Act and all other applicable provisions of applicable law, if any.

(d)	Upon the Scheme coming into effect and with effect from the Appointed Date, all immovable property (including but not limited to land, agricultural land, buildings, offices, factories, sites and any other immovable property, including accretions and appurtenances) of the Transferor Company, whether freehold or leasehold, and any document of title, rights, interest and easements in relation thereto shall stand transferred to and be vested in the Transferee Company, as a successor of the Transferor Company, without any act or deed to be done or executed by the Transferor Company and/ or the Transferee Company. The Transferee Company shall be entitled to exercise all rights and privileges and be liable to pay all taxes and charges and fulfill all obligations, in relation to or applicable to all such immovable properties. The mutation and/or substitution of the title to the immovable properties shall be made and duly recorded in the name of the Transferee Company by the appropriate Governmental Authorities and third parties pursuant to the sanction of the Scheme by the Tribunal and upon the Scheme becoming effective in accordance with the terms hereof without any further act or deed to be done or executed by the Transferor Company and/ or the Transferee Company. It is clarified that the Transferee Company shall be entitled to engage in such correspondence and make such representations as may be necessary for the purposes of the aforesaid mutation and/or substitution.

(e)	All the licenses, permits, entitlements, approvals, permissions, registrations, incentives, tax deferrals, exemptions and benefits (including sales tax and service tax), subsidies, tenancy rights, liberties, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by the Transferor Company and all rights and benefits that have accrued or which may accrue to the Transferor Company, whether on, before or after the Appointed Date, income tax benefits and exemptions, all other rights, exemptions and benefits including those acquired by the Transferor Company on or after the Appointed Date, shall, under the provisions of Sections 230 to 232 of the Act and all other applicable provisions of applicable law, if any, without any further act, instrument or deed, cost or charge and without any notice or other intimation to any third party for transfer of the same, on coming into effect of the Scheme and with effect from Appointed Date, be and stand transferred to and vesting and/ or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become licenses, permits, entitlements, approvals, permissions, registrations, incentives, tax deferrals, exemptions and benefits (including sales tax and service tax), subsidies, liberties, special status and other benefits or privileges of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions.

(f)	All the rights, remedies, claims and rights of action of the Transferor Company against third parties shall, pursuant to Sections 230 to 232 of the Act, without any further act, instrument or deed, cost or charge and without any notice or other intimation to any third party for transfer of the same, be and deemed to be rights, remedies, claims and rights of action of the Transferee Company upon the coming into effect of the Scheme and with effect from the Appointed Date.

(g)	On and from the Effective Date, and thereafter, the Transferee Company shall be entitled to operate all bank accounts of the Transferor Company and realise all monies and complete and enforce all pending contracts and transactions and to accept stock returns and issue credit notes in respect of the Transferor Company in the name of the Transferee Company in so far as may be necessary until the transfer of rights and obligations of the Transferor Company to the Transferee Company under this Scheme have been formally given effect to under such contracts and transactions.

(h)	For avoidance of doubt and without prejudice to the generality of any applicable provisions of this Scheme, it is clarified that with effect from the Effective Date and till such times the name of the bank accounts of the Transferor Company would be replaced with that of the Transferee Company, the Transferee Company shall be entitled to operate the bank accounts of the Transferor Company in the name of the Transferor Company in so far as may be necessary. All cheques and other negotiable instruments, payment orders received or presented for encashment which are in the name of the Transferor Company after the Effective Date shall be accepted by the bankers of the Transferee Company and credited to the account of the Transferee Company, if presented by the Transferee Company. The Transferee Company shall be allowed to maintain banks accounts in the name of Transferor Company by the Transferee Company for such time as may be determined to be necessary by the Transferee Company for presentation and deposition of cheques and pay orders that have been issued in the name of the Transferor Company. It is hereby expressly clarified that any legal proceedings by or against the Transferor Company in relation to cheques and other negotiable instruments, payment orders received or presented for encashment which are in the name of the Transferor Company shall be instituted, or as the case may be, continued, by or against, the Transferee Company after the coming into effect of the Scheme.

7.	Contracts, deeds etc.

(a)	Upon the coming into effect of this Scheme and with effect from Appointed Date, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, schemes, arrangements and other instruments of whatsoever nature, to which the Transferor Company is a party or to the benefit of which the Transferor Company may be eligible for, and which are subsisting or have effect immediately before the Effective Date, shall, under the provisions of Sections 230 to 232 of the Act and all other applicable provisions of applicable law, if any, without any further act, instrument or deed, cost or charge and without any notice or other intimation to any third party, continue in full force and effect on or against or in favour, as the case maybe, of the Transferee Company and may be enforced as fully and effectually as if, instead of the Transferor Company, the Transferee Company had been a party or beneficiary or oblige thereto or thereunder.

(b)	It is hereby clarified that by virtue of the provisions of the Scheme and pursuant to the order of the Tribunal sanctioning the Scheme, upon the Scheme coming into effect, all rights, services, obligations, liabilities, responsibilities undertaken by or in favour of the Transferor Company under any contractual arrangements shall automatically stand transferred to and vested in and/ or shall be deemed to have been transferred to and vested in the Transferee Company and all benefits to which the Transferor Company is entitled to shall be available to and vested in and/ or shall be deemed to have been available to and vested in the Transferee Company, as a successor-in-interest and the Transferee Company shall be entitled to deal with the same in place and stead of the Transferor Company, as if the same were originally performed or conferred upon or given or issued to or executed in favour of the Transferee Company, and the rights and benefits under the same will be available to the Transferee Company, without any further act or deed. The Transferee Company shall discharge its obligation in respect of the services to be performed/ provided or in respect of payment of service charges under any contractual arrangements instead of the Transferor Company.

(c)	Without prejudice to the other provisions of this Scheme and notwithstanding the fact that vesting of the Undertaking occurs by virtue of this Scheme itself, the Transferee Company may, at any time after the coming into effect of the Scheme, in accordance with the provisions hereof, if so required under any law or otherwise, take such actions and execute such deeds (including deeds of adherence), confirmations or other writings or arrangements with any party to any contractor arrangement to which the Transferor Company is a party or any writings as may be necessary in order to give formal effect to the provisions of this Scheme. The Transferee Company shall, under the provisions of this Scheme, be deemed to be authorized to execute any such writings on behalf of the Transferor Company and to carry out or perform all such formalities or compliances referred to above on the part of the Transferor Company to be carried out or performed.

(d)	For the avoidance of doubt and without prejudice to the generality of the foregoing, up on the coming into effect of the Scheme and with effect from the Appointed Date, all consents, permissions, licenses, certificates, clearances, authorities, powers of attorney given by, issued to, or executed in favour of the Transferor Company shall stand transferred to the Transferee Company as if the same were originally given by, issued to, or executed in favour of the Transferee Company, and the Transferee Company shall be bound by the terms thereof, the obligations and duties thereunder, and the rights and benefits under the same shall be available to the Transferee Company.

8.	Transfer of Liabilities

(a)	Upon the coming into effect of this Scheme and with effect from the Appointed Date, all debts and liabilities of the Transferor Company including all secured and unsecured debts (whether in Indian rupees or foreign currency), liabilities (including contingent liabilities, deferred tax liabilities and obligations under any licenses or permits or schemes), duties and obligations and undertakings of the Transferor Company of every kind, nature and description what so ever whether present or future, and how so ever arising, raised or incurred or utilized for its business activities and operations along with any charge, Encumbrance, lien or security thereon (herein referred to as the “Liabilities”), whether or not recorded in its books and records, shall, under the provisions of Sections 230 to 232 of the Act and other applicable provisions of applicable law, if any, without any further act, instrument, deed, matter or thing, cost or charge and without any notice or other intimation to any third party for the transfer of the same, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company, to the extent they are outstanding on the Effective Date and shall become as and from the Appointed Date (or in case of any Liability incurred on a date after the Appointed Date, with effect from such date) the Liabilities of the Transferee Company on the same terms and conditions as were applicable to the Transferor Company, and the Transferee Company shall meet, discharge and satisfy the same and further it shall not be necessary to obtain the consent of any third party or other person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause 6.

(b)	All Liabilities incurred or which arise or accrue to the Transferor Company on or after the Appointed Date till the Effective Date shall be deemed to be and shall become the debts, loans raised and used, duties, liabilities and obligations incurred by the Transferee Company by virtue of this Scheme.

(c)	Where any Liabilities of the Transferor Company as on the Appointed Date have been discharged by the Transferor Company on or after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to be for and on account of the Transferee Company upon the coming into effect of this Scheme.

(d)	All Liabilities incurred or undertaken by the Transferor Company on or after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, upon the coming into effect of this Scheme and under the provisions of Sections 230 to 232 of the Act, without any further act, instrument or deed, cost or charge and without any notice or other intimation to any third party for the transfer of the same, be and stand transferred to and vested in and be deemed to have been transferred to and vested in the Transferee Company and shall become the loans and liabilities, duties and obligations of the Transferee Company, which shall meet, discharge and satisfy the same.

(e)	Upon coming into effect of the Scheme, loans, advances and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a liability, including contingent liability in whatever form), if any, due or which may at any time in future become due between the Transferor Company and the Transferee Company shall, ipso facto, stand discharged and come to an end and there shall be no liability in that behalf on any party and the appropriate effect shall be given in the books of accounts and records of the Transferee Company.

(f)	Any reference in any security documents or arrangements (to which the Transferor Company is a party) to the Transferor Company and its assets and properties, shall be construed as a reference to the Transferee Company and the assets and properties of the Transferor Company transferred to the Transferee Company by virtue of this Scheme. Without prejudice to the foregoing provisions, the Transferee Company may execute any instruments or documents or do all the acts and deeds as may be considered appropriate, including the filing of necessary particulars and/ or modification(s) of charge, with the Registrar of Companies to give formal effect to the above provisions, if required.

(g)	Upon the coming into effect of this Scheme, the Transferee Company shall be liable to perform all obligations in respect of the Liabilities, which have been transferred to it in terms of this Scheme.

(h)	It is expressly provided that, save as herein provided, no other term or condition of the Liabilities transferred to the Transferee Company is amended by virtue of this Scheme except to the extent that such amendment is required statutorily.

(i)	The provisions of this Clause 6 shall operate notwithstanding anything to the contrary contained in any instrument, deed or writing or the terms of sanction or issue or any security document; all of which instruments, deeds or writings or the terms of sanction or issue or any security document shall stand modified and/ or superseded by the foregoing provisions.

9.	Encumbrances

(a)	The transfer and vesting of the assets comprised in the Undertaking to and in the Transferee Company under Clause 4 and Clause 5 of this Scheme shall be subject to the Encumbrances, if any, affecting the same.

(b)	All Encumbrances, if any, existing prior to the Effective Date over the assets of the Transferor Company which secure or relate to the Liabilities, shall, after the Effective Date, without any further act, instrument or deed, continue to relate and attach to such assets or any part thereof to which they are related or attached prior to the Effective Date and as are transferred to the Transferee Company. Provided that if any of the assets of the Transferor Company have not been Encumbered in respect of the Liabilities, such assets shall remain unencumbered and the existing Encumbrance referred to above shall not be extended to and shall not operate over such assets. Further, such Encumbrances shall not relate or attach to any of the other assets of the Transferee Company. The absence of any formal amendment which may be required by a lender or trustee or third party shall not affect the operation of the above.

(c)	The existing Encumbrances over the other assets and properties of the Transferee Company or any part thereof which relate to the liabilities and obligations of the Transferee Company prior to the Effective Date shall continue to relate to such assets and properties and shall not extend or attach to any of the assets and properties of the Transferor Company transferred to and vested in the Transferee Company by virtue of the Scheme.

10.	Employees and directors

(a)	Upon the coming into effect of this Scheme, the Employees, if any, shall, under the provisions of Sections 230 to 232 of the Act and other provisions of applicable law, if any, without any further act, instrument, deed, cost or charge and without any notice or other intimation to any third party for their transfer, become the employees of the Transferee Company on terms and conditions not less favourable than those on which they are engaged by the Transferor Company and without any interruption of or break in service as a result of the merger of the Transferor Company with the Transferee Company. For the purpose of payment of any compensation, gratuity and other term in all benefits, the past services of such Employees with the Transferor Company shall also be taken into account, and paid (as and when payable) by the Transferee Company.

(b)	It is clarified that save as expressly provided for in this Scheme, the Employees who become the employees of the Transferee Company by virtue of this Scheme, shall not be entitled to the employment policies and shall not be entitled to avail of any schemes and benefits that may be applicable and available to any of the other employees of the Transferee Company (including the benefits of or under any employee stock option schemes applicable to or covering all or any of the other employees of the Transferee Company),unless otherwise determined by the Transferee Company.

(c)	In so far as the provident fund, gratuity fund and superannuation fund, trusts, retirement fund or benefits and any other funds or benefits created by the Transferor Company for the Employees or to which the Transferor Company is contributing for the benefit of the Employees and other such funds, trusts, the benefits of which the Employees enjoy (collectively referred to as the “Funds”), all the contributions made to such Funds for the benefit of the Employees and the accretions thereto and the investments made by the Funds in relation to the Employees shall be transferred to the Transferee Company and shall be held for the benefit of the concerned Employees. In the event the Transferee Company has its own funds in respect of any of the Funds referred to above, such contributions, accretions and investments shall, subject to the necessary approvals and permissions and at the discretion of the Transferee Company, be transferred to the relevant funds of the Transferee Company. In the event that the Transferee Company does not have its own funds in respect of any of the above or if deemed appropriate by the Transferee Company, the Transferee Company may, subject to necessary approvals and permissions, maintain the existing Funds separately and contribute there to until such time that the Transferee Company creates its own funds, at which time the Funds and the investments, accretions and contributions pertaining to the Employees shall be transferred to the funds created by the Transferee Company.

(d)	In relation to those Employees who are not covered under the provident fund trust of the Transferor Company or who do not enjoy the benefit of any other provident fund trust, and for whom the Transferor Company is making contributions to the government provident fund, the Transferee Company shall stand substituted for the Transferor Company, for all purposes whatsoever, including relating to the obligation to make contributions to the said fund in accordance with the provisions of such fund, bye laws, etc. in respect of such Employees, such that all the rights, duties, powers and obligations of the Transferor Company in relation to such provident fund trust shall become those of the Transferee Company.

(e)	Upon the coming into effect of this Scheme, the directors of the Transferor Company will not be entitled to any directorships in the Transferee Company by virtue of the provisions of this Scheme. It is clarified that this Scheme will not affect any directorship of a person who is already a director in the Transferee Company as of the Effective Date.

11.	Legal, taxation and other proceedings

(a)	Upon the coming into effect of this Scheme, all suits, actions, and other proceedings including legal and taxation proceedings (including before any statutory or quasi-judicial authority or tribunal), by or against the Transferor Company, whether pending and/ or arising on or before the Effective Date shall be continued and/ or enforced by/ or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been instituted and/ or pending and/ or arising by / or against the Transferee Company.

(b)	The Transferee Company shall have all legal, taxation or other proceedings initiated by or against the Transferor Company referred to in sub-Clause (a) above transferred to its name as soon as is reasonably possible after the Effective Date and to have the same continued, prosecuted and enforced by/ or against the Transferee Company.

12.	Without prejudice to the provisions of Clauses 4 to 9, with effect from the Appointed Date, all inter-party transactions between the Transferor Company and the Transferee Company shall be considered as intra-party transactions for all purposes.

Section 2 – Conduct of Business

13.	Upon the coming into effect of the Scheme, with effect from the Appointed Date and up to and including the Effective Date:

(a)	The Transferor Company shall carry on and be deemed to have carried on all business and activities and shall hold and stand possessed of and shall be deemed to hold and stand possessed of all its estates, assets, rights, title, interest, authorities, contracts and investments for, and on account of, and in trust for, the Transferee Company;

(b)	All profits and income accruing or arising to the Transferor Company, and losses and expenditure arising or incurred by it (including taxes, if any, accruing or paid in relation to any profit s or income), for the period commencing from the Appointed Date shall, for all purposes, be treated as and be deemed to be the profits, income, losses or expenditure (including taxes), as the case maybe, of the Transferee Company;

(c)	Any of the rights, powers, authorities or privileges exercised by the Transferor Company shall be deemed to have been exercised by the Transferor Company for and on behalf of, and in trust for and as an agent of the Transferee Company. Similarly, any of the obligations, duties and commitments, including compliances such as tax deducted at source / tax collected at source under income-tax laws, compliances under sales tax, service tax, excise and other applicable laws that have been undertaken or discharged by the Transferor Company shall be deemed to have been undertaken for and on behalf of and as an agent for the Transferee Company; and

(d)	all taxes (including, without limitation , income tax, wealth tax, sales tax, excise duty, customs duty, service tax, VAT, etc.) paid or payable by the Transferor Company in respect of the operations and/ or the profits of the Transferor Company before the Appointed Date, shall be on account of the Transferor Company and, in so far as it relates to the tax payment (including, without limitation, income tax, minimum alternate tax, wealth tax, sales tax, excise duty, customs duty, service tax, VAT, etc.), whether by way of deduction at source, advance tax or otherwise howsoever, by the Transferor Company in respect of the profits or activities or operation of the Transferor Company with effect from the Appointed Date, the same shall be deemed to be the corresponding item paid by the Transferee Company, and, shall, in all proceedings, be dealt with accordingly.

14.	Subject to the terms of the Scheme, the transfer and vesting of the Undertaking as per the provisions of the Scheme shall not affect any transactions or proceedings already concluded by the Transferor Company on or before the Appointed Date or after the Appointed Date till the Effective Date, to the end and intent that the Transferee Company accepts and adopts all acts, deeds and things made, done and executed by the Transferor Company as acts, deeds and things made, done and executed by or on behalf of the Transferee Company.

15.	The Transferee Company shall be entitled, pending the sanction of the Scheme, to apply to any Governmental Authority, if required, under any law for such consents and approvals which the Transferee Company may require to carry on the business of the Transferor Company.

Section 3 – Cancellation of Shares of the Transferor Company

16.	Upon the Scheme coming into effect, all equity shares of the Transferor Company held by the Transferee Company (directly and/ or through nominees) shall stand cancelled without any further application, act or deed. It is clarified that no new shares shall be issued or payment made in cash or in kind whatsoever by the Transferee Company in lieu of such shares of the Transferor Company.

PART III – DISSOLUTION OF TRANSFEROR COMPANY, ACCOUNTING TREATMENT AND OTHER TERMS AND CONDITIONS

17.	Dissolution of Transferor Company

(a)	Upon the coming into effect of the Scheme, the Transferor Company shall stand dissolved without winding-up, without any further act or deed.

(b)	On and with effect from the Effective Date, the name of the Transferor Company shall be struck off from the records of the Registrar of Companies. The Transferee Company shall make necessary filings in this regard.

18.	Accounting Treatment

(a)	Upon the Scheme becoming effective, the Transferee Company shall account for the merger in its books of accounts as under:

(i)	The accounting shall be in accordance with “Pooling of Interest Method” laid down by Appendix C of Indian Accounting Standard 103 (Ind AS 103): (Business combinations of entities under common control), notified under the Companies Act, 2013.

(ii)	Accordingly, on and from the Appointed Date and subject to the provisions hereof, all assets, liabilities and reserves of the Transferor Company shall be recorded in the books of account of the Transferee Company at their existing carrying amounts and in the same form.

(iii)	All costs and expenses incurred as per Clause 30 below as well as other costs incidental with the finalization of this Scheme and for operationalizing the Scheme and any other expenses or charges attributable to the implementation of the above Scheme including stamp duty payable, if any, on the basis of value of immovable properties of the Transferor Company transferred to the Transferee Company shall be debited to the profit & loss account of the Transferee Company

(iv)	In case of any difference in accounting policy between the Transferor Company and the Transferee Company, the impact of the same till the Appointed Date will be quantified and adjusted to the Reserves, in the books of the Transferee Company to ensure that the financial statements of the Transferee Company reflect the financial position on the basis of consistent accounting policy.

(v)	To the extent that there are inter-company loans, advances, deposits, balances or other obligations as between the Transferor Company and the Transferee Company, the obligation in respect thereof will come to an end and corresponding effect shall be given in the books of accounts and records of the Transferee Company for the reduction of any assets or liabilities as the case maybe and there would be no accrual of interest or any other charges in respect of such inter-company loans, deposits or balances, with effect from the Appointed Date.

(vi)	The difference, if any, between the investments held by the Transferee Company and all assets, liabilities and reserves of the Transferor Company, will be transferred to capital reserve.

(b)	Comparative accounting period presented in the financial statements of the Transferee Company shall be restated for the accounting impact of the merger, as stated above, as if the merger had occurred from the beginning of the comparative period in the financial statements.

19.	Consolidation of Authorised Share Capital

(a)	Upon this Scheme becoming effective, the authorised share capital of the Transferor Company shall be deemed to be added to the authorised share capital of the Transferee Company without any further act, instrument or deed or procedure or payment of any stamp duty and registration fees. Accordingly, upon the Scheme becoming effective, the authorized share capital of the Transferee Company shall stand enhanced to ₹ 4000 crore.

(b)	It is clarified that the approval of the members of the Transferee Company to the Scheme shall be deemed to be their consent / approval also to the alteration of the memorandum and articles of association of the Transferee Company as required under Sections 13, 14, 61, 64 and other applicable provisions of the Act.

20.	Conditions precedent to the Scheme

(a)	The Scheme is conditional upon and subject to:

(i)	The Scheme being approved by the requisite majorities of the various classes of members (where applicable) of the Transferor Company and the Transferee Company as required under the Act, or dispensation having been received from the Tribunal in relation to obtaining such approval from the members, and the requisite orders of the Tribunal being obtained in this regard;

(ii)	the Tribunal having accorded its sanction to the Scheme;

(iii)	If applicable to the Scheme (which is a scheme between a holding company and its wholly owned subsidiary), receipt of pre-filing and post sanction approvals of the Stock Exchanges and SEBI in terms of the SEBI Scheme Circulars, as applicable; and

(iv)	the authenticated or certified copies of the order of the Tribunal approving the Scheme being filed with the Registrar of Companies, Mumbai.

(b)	On the approval of the Scheme by the shareholders of the Transferor Company and the Transferee Company, in accordance with Section 230(1) of the Act, the shareholders of the Transferor Company and Transferee Company, respectively, shall be deemed to have also resolved and accorded all relevant consents under the Act to the extent the same may be considered applicable in relation to the arrangement set out in this Scheme and related matters.

(c)	In the event of this Scheme failing to take effect by March 31, 2018 or such later date as may be agreed by the respective Boards of Directors of the Transferor Company and the Transferee Company, this Scheme shall stand revoked, cancelled and be of no effect and become null and void, and in that event, no rights and liabilities shall accrue to, or, be incurred inter-se between the parties or their shareholders or creditors or employees or any other person. In such case, each of the Transferor Company and the Transferee Company shall bear its own costs and expenses or as may be otherwise mutually agreed.

21.	Dividends

(a)	The Transferor Company and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective shareholders in respect of the accounting period prior to the Effective Date.

(b)	Prior to the effectiveness of the Scheme, the holders of the shares of the Transferor Company and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective Articles of Association including the right to receive dividends.

(c)	It is clarified that the aforesaid provisions in respect of declaration of dividends are enabling provisions only and shall not be deemed to confer any right on any shareholder of the Transferor Company and/ or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Company and the Transferee Company respectively, and subject to the approval, if required, of the shareholders of the Transferor Company and the Transferee Company respectively.

22.	Applications

The Transferor Company and the Transferee Company shall make necessary applications before the Tribunal for the sanction of this Scheme under Sections 230 to 232of the Act, and any other applicable provisions of the Act.

23.	Resolutions

Upon the coming into effect of the Scheme, the resolutions, if any, of the Transferor Company, relating to any powers to borrow, make investments, give loans, give guarantees, etc. approved under the provisions of the Act or any other applicable statutory provisions, which are valid and subsisting on the Effective Date, shall continue to be valid and subsisting and be considered as resolutions of the Transferee Company and the amounts under such resolutions shall be added to the amounts under like resolutions passed by the Transferee Company or shall become the amounts available to the Transferee Company as if the resolutions were passed by the Transferee Company.

24.	Modifications to the Scheme

(a)	The Transferor Company (by its Board of Directors) and the Transferee Company (by its Board of Directors), may, in their full and absolute discretion, jointly and as mutually agreed in writing:

(i)	Assent to any alteration(s) or modification(s) to this Scheme which the Tribunal and/ or any other Governmental Authority may deem fit to approve or impose and to do all acts, deeds and things as may be necessary, desirable or expedient for the purposes of this Scheme;

(ii)	Give such directions (acting jointly) as they may consider necessary to settle any question or difficulty arising under this Scheme or in regard to, and of the meaning or interpretation of this Scheme, or implementation thereof, or in any matter whatsoever connected therewith, or to review the position relating to the satisfaction of various conditions of this Scheme and if necessary, to waive any of those (to the extent permissible under applicable law);

(iii)	Jointly modify, vary or withdraw this Scheme prior to the Effective Date in any manner at any time;

(iv)	Determine jointly whether any asset, liability, legal or other proceedings pertains to the Transferor Company or not, on the basis of any evidence that they may deem relevant for this purpose; and

(v)	Any modification to the Scheme by the Transferor Company and/ or the Transferee Company, after receipt of sanction by the Tribunal, shall be made only with the prior approval of the Tribunal.

(b)	Notwithstanding anything stated in Clause 23(a) hereinabove, no amendments or changes to the Scheme shall be carried out or be permissible unless and until the same are approved by the Tribunal.

25.	Severability

(a)	The provisions contained in this Scheme are inextricably inter-linked with the other provisions and the Scheme constitutes an integral whole. The Scheme would be given effect to only if is approved in its entirety unless specifically agreed otherwise by the respective Board of Directors of the Transferor Company and the Transferee Company.

(b)	If any part of this Scheme is found to be unworkable for any reason whatsoever, the same shall not, subject to the decision of the Transferor Company and the Transferee Company, affect the validity or implementation of the other parts and/ or provisions of this Scheme.

26.	Upon this Scheme becoming effective, the accounts of the Transferee Company, as on the Appointed Date shall be reconstructed in accordance with the terms of this Scheme.

27.	The Transferee Company shall be entitled to file/ revise its income tax returns, TDS certificates, TDS returns, and other statutory returns, if required, and shall have the right to claim refunds, advance tax credits, credit of tax under Section115JB of the Income Tax Act, 1961, credit of tax deducted / collected at source, credit of taxes paid/ withheld etc., if any, as may be required consequent to implementation of this Scheme.

28.	Repeals and Savings

Any matter filed with Registrar of Companies, Regional Director or the Central Government under the Companies Act, 1956, before the notification of the corresponding provisions under the Companies Act, 2013 and not fully addressed at that time shall be concluded by the Registrar, Regional Director or the Central Government, as the case may be, in terms of the Companies Act, 1956. Any direction or order given by the Tribunal under the provisions of the Companies Act, 1956 and any act done by the Transferor Company and / or Transferee Company based on such directions or order shall be deemed to be in accordance with and consistent with the provisions of the Companies Act, 2013. Accordingly, the provisions of the Companies Act, 2013, shall not apply to acts done by the Transferor Company and /or Transferee Company as per direction or order of the Tribunal sanctioning the Scheme.

29.	Costs

All costs, charges and expenses (including, but not limited to, any taxes and duties, stamp duty, registration charges, etc.) payable by the Transferor Company and the Transferee Company in relation to or in connection with the Scheme and incidental to the completion of the merger of the Transferor Company with the Transferee Company in pursuance of the Scheme shall be borne and paid by the Transferee Company.

About Tata Motors:

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 269,850 crores in 2016-17. Through its subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia. (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.